Management's Discussion and Analysis

For the three months ended December 31, 2008 and 2007

This Management's Discussion and Analysis ("MD&A") of Taiga Building Products Ltd. ("Taiga" or the "Company") has been prepared based on information available as at January 29, 2009 and should be read in conjunction with the consolidated financial statements and the corresponding notes thereto for the quarter ended December 31, 2008 and year ended March 31, 2008. This discussion and analysis provides an overview of significant developments that have affected Taiga's performance during the third quarter.

Taiga's unaudited interim consolidated financial statements and the accompanying notes included within this interim report include the accounts of Taiga and its subsidiaries. The unaudited financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and is expressed in Canadian dollars. This MD&A complements and supplements the unaudited financial statements, but does not form part of the financial statements.

This discussion and analysis contains certain forward-looking information and statements relating, but not limited, to future events or performance and strategies and expectations of Taiga. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "may", "will", "should", "predict", "potential", "continue" or similar words suggesting future outcomes or statements regarding expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

These forward-looking statements reflect management's current expectations or beliefs and are based on information currently available to Taiga and although Taiga believes it has a reasonable basis for making the forward-looking statements included in this document, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of Taiga involves numerous assumptions and inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; the effects of litigation, competition and pricing pressures; changes in operational costs; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; and Taiga's anticipation of and success in managing the risks associated with the foregoing. A further description of these additional factors can be found in the periodic and other reports filed by Taiga with Canadian securities regulators and available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. These forward-looking statements speak only as of the date of this discussion and analysis. Taiga does not undertake, and specifically disclaims, any obligation to update or revise any forward looking information, whether as a result of new information, future developments or otherwise, except as required by applicable law.

In this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measure as calculated by Taiga might not be comparable to similarly titled measures reported by other issuers.  EBITDA is presented as management believes it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements and because management interprets trends in EBITDA as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net income or cash flows as determined in accordance with Canadian GAAP.

Additional information relating to the Company including the Company's Annual Information Form dated June 27, 2008 and can be found on SEDAR at www.sedar.com.

This MD&A includes the following sections:

1.	Business Overview
2.	Recent Developments
3.	Results of Operations
4.	Segmented Revenue
5.	Summary of Quarterly Results
6.	Liquidity and Capital Resources
7.	Commitments and Contingencies
8.	Risks and Uncertainties
9.	Related Party Transactions
10.	Critical Accounting Policies and Estimates
11.	Changes in Accounting Policies
12.	Off-Balance Sheet Arrangements
13.	Internal Controls, Disclosure and Financial Reporting
14.	Outlook

1.	Business Overview

Taiga is the largest, by revenue, independent wholesale distributor of building products in Canada. Taiga distributes building products in Canada, the United States and elsewhere. As a wholesale distributor, Taiga maintains substantial inventories of building products at fifteen strategically located distribution centres throughout Canada and two distribution centres in California. In addition, Taiga regularly distributes through the use of third party reload centres. Taiga also owns and operates three wood preservation plants that produce pressure-treated wood products and one remanufacturing facility that produces building materials such as fence products and custom-cut lumber. Factors that affect Taiga's year-over-year profitability include sales levels, price fluctuations and product mix.

Taiga's primary market, Canada, is currently experiencing slowing demand for new home construction products. The global economic downturn has hampered building activity in recent robust western Canadian markets. Both retailers and consumers are cautious towards trade activity in the face of tight credit conditions and general recessionary trends. Taiga expects the Canadian housing market to soften in 2009 and 2010 before recovery in 2011.

Taiga's secondary market, the United States, continues to suffer from a severely depressed new home construction market, high inventories of homes available for sale, and tight credit conditions associated with the sub-prime mortgage crisis. The Company expects the United States housing market to remain depressed in 2009, recovering in 2010. See Item 14 "Outlook".

2.	Recent Developments

The auditors of the Company were Cinnamon Jang Willoughby & Company, Chartered Accountants for the fiscal year ended March 31, 2008. Cinnamon Jang Willoughby & Company resigned as auditors of the Company effective December 23, 2008. There were no reservations or Reported Events (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) relating to Cinnamon Jang Willoughby & Company's audit reports in respect of the audits of the Company's two most recently completed financial years. The Company's audit committee appointed Dale Matheson Carr-Hilton Labonte LLP at their offices in Vancouver, British Columbia as successor auditors effective January 13, 2009 to fill the vacancy created by the resignation of Cinnamon Jang Willoughby & Company, to hold office until the next annual general meeting of the Company. Dale Matheson Carr-Hilton Labonte LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Effective December 16, 2008, Dr. Kooi Ong Tong resigned as Chief Executive Officer of the Company and was replaced by Jim Bradshaw. Dr. Tong will continue as Executive Chairman of the Company's board of directors and remain active in the Company.

Also effective December 16, 2008, Cam White replaced Jim Bradshaw as Chief Operating Officer of the Company. Mr. White also currently holds the office of Executive Vice President, Sales and Operations.

Effective March 31, 2009, Doug Morris, Executive Vice President, Supply and Major Accounts, will retire.

Daniel McDonald, having previously served as a director of Taiga, rejoined the board of directors in July 2008 to hold office until the next annual general meeting of the Company. Mr. McDonald was also appointed Chairman of the Audit Committee of the Company.

3.	Results of Operations

Comparison of the Quarters ended Dec 31, 2008 and Dec 31, 2007

Sales

The Company's consolidated net sales for the quarter ended December 31, 2008 were $213.8 million compared to $235.1 million over the same period last year, a decrease of $21.3 million or 9.1%.

Lower sales are primarily attributed to declining residential housing starts amid the ongoing global economic crisis.  Demand for the Company's products is slowing as retailers and other professional suppliers adjust inventory levels in advance of slowing housing starts in Canada. Taiga continued to experience strong performance in flooring and other renovation products which offset weakness in structural products.

Regionally, Taiga continues to see softness in demand in Alberta and California while growth in other parts of Western Canada is beginning to taper off.  These declines were partially offset by higher sales from Taiga's new sales office in Oakville, Ontario and the distribution centers in Newfoundland and Quebec.

The Company's sales of dimension lumber and panel sales, as a percentage of total sales, increased to 59.8% in the quarter compared to 58.4% for the same period last year. Allied and treated wood product sales, as a percentage of total sales, increased slightly to 31.3% this quarter from 31.1% in the same period last year while engineered wood products share of sales contribution fell to 8.9% from 10.5% for the same time periods.

Gross Margin

Gross margin dollars for the quarter ended December 31, 2008 declined to $21.3 million from $24.0 million in the same period last year.  The decrease was due to a lower sales volume. Taiga's gross margin percentage for the quarter ended December 31, 2008 was 10.0% compared to 10.2% in the same period last year. This is attributable to the weaker Canadian dollar, which increased the cost of international procurements.

Expenses

Distribution expense for the three months ended December 31, 2008 was $7.5 million, an increase of $0.5 million, or 7.1% compared to $7.0 million in the same period last year. The increase was mainly due to higher fuel costs and increased expenses arising from Taiga's new sales office in Oakville.

Selling and administration expense for the three months ended December 31, 2008 was $12.0 million, an increase of $0.4 million, or 3.4% compared to $11.6 million in the same period last year due to increased average head counts.

Other Non-Operating Expense (Income)

Other non-operating expense or income for the three months ended December 31, 2008 was an income of $0.3 million compared to an expense of $1.8 million in the same period last year.  The change of $2.1 million was a result of one time costs associated with the write down of Enterprise Resource Planning (ERP) project costs in November 2007.

Interest and Subordinated Debt Interest

Interest expense for the three months ended December 31, 2008 was $1.4 million, a decrease of $0.3 million, or 17.6% compared to $1.7 million in the same period last year. The decrease was due to lower average interest rates.

Subordinated debt interest expense remained constant at $3.9 million.

Net Loss

Net loss for the three months ended December 31, 2008 was $2.6 million, an increase of $0.7 million, or 36.8% compared to $1.9 million in the same period last year. The increase was due to a decline in sales, partially offset by a decrease in other non-operating expense.

EBITDA

EBITDA for the three months ended December 31, 2008 was $2.9 million, a decrease of $1.4 million, or 32.6% compared to $4.3 million in the same period last year.

Reconciliation of Net Income to Earnings before Interest, Tax, Depreciation and Amortization (EBITDA):

	Three months ended December 31,
(in thousands of dollars)	2008	2007
Net loss	(2,620)	(1,897)
Income taxes	(560)	(222)
Interest	5,307	5,687
Amortization	812	737
EBITDA	2,939	4,305

4.	Segmented Revenue

Taiga operates within one business segment and has two reportable geographic segments as follows:

	Three months ended December 31,				Nine months ended December 31,
	2008		2007		2008		2007
(in thousands of dollars)	Sales	%	Sales	%	Sales	%	Sales	%
Canada	200,092	93.6	219,974	93.6	780,192	94.3	795,529	93.2
United States	13,711	6.4	15,159	6.4	46,983	5.7	58,131	6.8

During the quarter, Taiga's Canadian operation had export sales of $26.6 million compared to $19.6 million in the same quarter last year. These export sales were primarily to the United States and included as part of Canadian segment in the table above.

5.	Summary of Quarterly Results

(in thousands of dollars, except per share amount in dollars)
	Dec-2008	Sep-2008	Jun-2008	Mar-2008	Dec-2007	Sep-2007	Jun-2007	Mar-2007 (1)
Sales	213,803	314,035	299,336	211,198	235,133	306,727	311,801	229,581
Net earnings (loss)	(2,620)	3,150	4,156	(3,649)	(1,897)	3,828	3,948	(2,684)
Earnings (loss) per share (2)	(0.08)	0.10	0.13	(0.11)	(0.06)	0.12	0.12	(0.08)

Notes:

(1)
The amounts are derived from Taiga's historical financial statements which have been adjusted for a prior-period adjustment. For further information see Note 19 'Restatement' in the audited financial statements for the fiscal year ended March 31, 2007 included in Taiga's 2007 annual report.

(2)	The amounts are identical on a basic and fully-diluted per share basis. Earnings (loss) per share is calculated using the weighted-average number of units/shares.

Taiga operates in a seasonal industry that generally experiences higher sales in the first and second quarters and reduced sales in the late fall and winter during its third and fourth quarters of each fiscal year.

6.	Liquidity and Capital Resources

Revolving Credit Facilities

The Company entered into a credit agreement (the "GE Credit Facilities") with GE Canada Finance Holding Company and certain other parties dated September 1, 2005, as amended.  Under the GE Credit Facilities, the Company can obtain a maximum revolving loan commitment of $200 million from February through September and $160 million from October through January. The credit arrangement also has an accordion feature to permanently increase the maximum limit by an additional $50 million.  As at December 31, 2008, Taiga had drawn $100.1 million on the credit facilities. Taiga's primary sources of financing are derived from cash provided by operations and the GE Credit Facilities. Taiga's ability to borrow under the GE Credit Facilities is constrained by a borrowing base connected to a marginable percentage of accounts receivable and inventories.

The Company has forecast financial results and cash flows for the remainder of the current fiscal year and the following fiscal year using the Company's best estimates of market and operating conditions. These forecasts indicate that without additional liquidity or covenant relief from its lenders, the Company may not remain in compliance with certain of its debt covenants under the GE Credit Facilities by the first quarter ended June 30, 2009. This represents a change in estimate from the Company's previous forecasts at the end of the previous quarter and is primarily due to slowing industry conditions, and the Canada Revenue Agency and Ontario Ministry of Finance tax settlement. In addition, any severe weakening of the Canadian housing market driving reduced product demand or significant increase in uncollectible accounts receivable could further adversely impact the Company's liquidity in the short term.

In order to increase the Company's financial flexibility and remain in covenant compliance, the Company is pursuing alternatives for obtaining additional equity financing and is undertaking a rights offering (the "Rights Offering"), as described below, which the Company considers to be a prudent course of action considering the current uncertainty in the credit markets.  The Company believes it will be successful in obtaining such additional financing but there can be no assurance that will be the case.  Should economic conditions continue to deteriorate and should the Company not remain in compliance with its debt covenants, it may seek to obtain waivers, modifications or concessions from its lenders with respect to the debt covenants or otherwise renegotiate the terms of its debt in order to obtain greater financial flexibility. A failure to obtain sufficient net proceeds under the Rights Offering and not obtaining waivers, modifications or concessions from lenders, could result in a material adverse effect on the Company's financial condition, operating results, cash flows, business and prospects.

Working Capital

Working capital increased by $2.8 million to $30.9 million as at December 31, 2008 compared to $28.1 million as at March 31, 2008. The Company's investment in working capital fluctuates from quarter to quarter based on seasonal sales demand and the timing of collections from customers and payments to suppliers. Historically, the third and fourth quarters are considered seasonally slower periods for construction activity resulting in lower demand for building products. This translates into lower level of borrowing in these quarters.

In the event that Taiga is restricted from drawing down further on the GE Credit Facilities, Taiga may not have sufficient cash liquidity to finance its ongoing working capital requirements. Such working capital deficiency could have a material adverse effect on Taiga's business, financial condition, results of operations, cash flows and prospects. In light of recent economic conditions, the Company is also currently undertaking a number of initiatives, including cost reduction programs, inventory reduction plans and operational efficiency projects in order to meet ongoing working capital requirements.

Rights Offering

The Company's board of directors has approved a Rights Offering by way of short form prospectus whereby the Company will distribute rights that will entitle existing shareholders to purchase additional common shares. The Company will receive gross proceeds of up to $10 million if all rights are exercised. The Rights Offering is subject to regulatory and stock exchange approval. Although there is no standby commitment to guarantee the total proceeds of the Rights Offering, Berjaya Group Berhad ("Berjaya") and Genghis S.à.r.l ("Genghis") have each expressed an intention to the Company to exercise at least its basic subscription right under the Rights Offering, subject to customary conditions, and provided that in any event, neither will exercise its rights under the Rights Offering such as to acquire beneficial ownership, control or direction over 50% or more of the common shares of the Company then outstanding. Berjaya and Genghis currently hold, directly or indirectly, approximately 39.34% and 19.37% of the Company's outstanding common shares, respectively. Genghis is a private Luxembourg company controlled by a trust whose beneficiaries include members of Dr. Tong's family. Dr. Tong is the representative of Genghis.

Summary of Financial Position

	Dec-2008	Mar-2008	Dec-2007	Mar-2007
(in thousands of dollars, except for ratios)
Current Assets	191,821	258,057	203,739	263,443
Current Liabilities (excluding Credit Facilities)	60,775	83,271	69,963	81,723
Credit Facilities	100,107	146,690	104,114	145,632
Working Capital	30,939	28,096	29,662	36,088
Long Term Liabilities (excluding Subordinated Notes)	29,936	29,620	29,573	30,790
Subordinated Notes	128,834	128,834	128,834	128,834
Total Assets	234,198	298,314	246,949	304,004
Shareholders' Equity	(85,454)	(90,101)	(85,535)	(82,975)

Ratios
Current Ratio	1.19	1.12	1.17	1.16
Debt-to-Shareholders' Equity Ratio (1)	2.67	3.39	2.72	3.11

Notes:
(1) Impact of Stapled Unit conversion.

Pursuant to a note indenture dated September 1, 2005 (the "Indenture"), the Company issued 32,205,680 subordinated notes (the "Notes") with a principal amount of $5.32 for an aggregate carrying amount of $171,334,217.  Under the terms of the Indenture, the Notes are unsecured, bear interest at 14% per annum and mature on September 1, 2020.  Interest on the Notes (except defaulted interest) at a rate of 14% per annum is payable monthly in arrears, and is calculated as an annual interest sum divided by twelve, on or about the 15th day following the end of each month commencing October 17, 2005.  The aggregate principal amount of Notes that may be issued under the Indenture is unlimited.  The Notes are guaranteed by certain of the Company's subsidiary and affiliated companies. As a result of the Stapled Unit conversion, the aggregate issue price of the Notes in the amount of $171,334,217 is charged against Retained Earnings.

On May 12, 2006 the Company completed its offer to purchase up to $42.5 million of its outstanding 14% Notes due 2020 for a purchase price of 105% of the principal amount outstanding per Note plus accrued and unpaid interest to the date of acceptance, leaving principal value of $128,834,217 of Notes outstanding. The offer constituted an Asset Sales Offer pursuant to the terms of the Indenture governing the subordinated notes.

For calculation of ratios containing Shareholders' Equity, $171,334,217 has been excluded from Retained Earnings.

Debt is defined as Credit Facilities and Subordinated Notes.

Assets

Total assets were $234.2 million as at December 31, 2008 compared to $298.3 million as at March 31, 2008. The decrease of $64.1 million was primarily the result of decreased inventories and accounts receivable.

Inventory decreased by $30.3 million to $121.1 million as at December 31, 2008, compared to $151.4 million as at March 31, 2008 due to seasonal drawdown of products.

Accounts receivable decreased by $36.5 million to $68.1 million as at December 31, 2008, compared to $104.6 million as at March 31, 2008.

Liabilities

Total liabilities decreased from $388.4 million as at March 31, 2008 to $319.7 million as at December 31, 2008. The $68.7 million decrease was mainly the result of decreased revolving credit facilities, accounts payable and accrued liabilities, income taxes payable, and future income taxes.

Revolving credit facilities decreased by $46.6 million to $100.1 million as at December 31, 2008 compared to $146.7 million as at March 31, 2008. The decrease was primarily the result of lower inventory level due to seasonal drawdown of products.

Income taxes payable decreased by $2.0 million to $5.4 million at December 31, 2008.  Future income taxes decreased $3.1 million to $5.8 million over the same period.  The decrease in income taxes payable was the result of settlement payments made to the Canada Revenue Agency and provincial finance ministries with respect to the reassessment discussed below at Item 7 "Commitments and Contingencies".  The decrease in future income taxes was the result of a staggered year end of a significant subsidiary.

Accounts payable and accrued liabilities decreased by $17.5 million to $49.0 million as at December 31, 2008, compared to $66.5 million as at March 31, 2008. The decrease was primarily the result of lower inventory levels due to seasonal drawdown of products.

Changes in Non-Cash Working Capital Items

(in thousands of dollars)	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
(Increase) Decrease in accounts receivable	53,422	38,594	36,503	44,416
(Increase) Decrease in income taxes recoverable/payable	(5,585)	1,173	(2,068)	6,161
(Increase) Decrease in inventories	(2,527)	(14,526)	30,226	13,804
(Increase) Decrease in prepaid expenses and other	(406)	-	(524)	133
Effect of Foreign Exchange on Working Capital	986	17	1,706	(2,465)
Increase (Decrease) in AP & Accrued Liabilities	(28,893)	(20,495)	(17,493)	(16,074)
	16,997	4,763	48,350	45,975

Outstanding Share Data

The Company has only one class of shares outstanding, its common shares without par value. On January 29, 2009, there were 32,205,680 common shares outstanding.

Dividend Policy

 On October 15, 2008, Taiga announced a revised Dividend Policy.  The new policy is designed to link dividends more directly to accomplishment. Under the new policy, the Company intends to pay dividends on its common shares equal to 25% of the prior fiscal year's Net Earnings. These dividend payments will occur bi-annually on each July 15th (or the first business day thereafter) and each January 15th (or the first business day thereafter) and are to be paid to the shareholders of record on June 30th and December 31st (or the first business day thereafter). The payment of any dividends by the Company is subject to the discretion of its board of directors and subject to its determination of the Company's capital and operational requirements, adequacy of reserves and compliance with contractual and legal requirements.

The last payment made under the old dividend policy was on October 15, 2008 for the month of September 2008, compared with $1.7 million during the same quarter last year.

7.	Commitments and Contingencies

(a)	Contractual Obligations

There are no material changes to the contractual obligations as reported in the Management's Discussion and Analysis and Audited Consolidated Annual Financial Statements and notes thereto included in the Company's 2008 annual report and Annual Information Form dated June 27, 2008, except for (b) and (d) below.

(b)	Contingent Liability and Associated Legal Matter

Reassessment of Tax by Canada Revenue Agency and Ontario Ministry of Finance

The Canada Revenue Agency and other provincial authorities have reviewed the 2002, 2003, 2004 and 2005 taxation years of Taiga in connection with the formation of a financing structure involving Taiga Building Products Ltd. (formerly Taiga Forest Products Ltd.), Taiga Building Products General Partnership (formerly Taiga Forest Products General Partnership) and a related financing subsidiary.

On May 16, 2007, Taiga announced that it received a notice of assessment of approximately $8.8 million of income taxes and interest payable from the Ontario Ministry of Finance in relation to the financing structure mentioned above.

On November 22, 2007, the Canada Revenue Agency reassessed Taiga in the amount of $5.1 million related to the same financing structure. On December 13, 2007, Taiga remitted the required interim payment of $1.8 million.

The Ontario Ministry of Finance and Canada Revenue Agency reassessments include duplicate consideration of the same economic amount.

During the period ended March 31, 2008, Taiga accrued $8.6 million of income taxes and interest payable in relation to the Canada Revenue Agency and Provincial authorities' reassessment of the financing structure.

In September 2008, Taiga accrued a further $1.0 million of income taxes and interest payable in anticipation of a final settlement. On October 15, 2008, Taiga settled the tax reassessment in the amount of $9.6 million.

Law Suit against Tax Advisor and Former Auditor

In connection with the Canada Revenue Agency challenge of the financing structure discussed above, on June 21, 2007, the Company filed a claim in the Supreme Court of British Columbia against its former auditor and tax consultant, Deloitte & Touche, for damages for breach of contract, professional negligence, and breach of fiduciary duty arising out of the sale and implementation of a financing plan.

(c)	Arbitration with Former ERP Project Provider

On October 23, 2007, Taiga terminated its contract with its ERP project provider, Laurier CIM Group Inc. for failing to meet contractual obligations. In November 2007, Taiga wrote off project costs totalling $2.1 million which is included in non-operating expenses. Taiga is arbitrating the case.

(d)	Executive Transition Agreements

During December 2008, the Company entered into transition agreements with three of its executives.  These agreements include consulting contracts with terms of three years each with commencement dates ranging from April 2009 to April 2012.  The consulting contracts include both fixed compensation as well as variable pay contingent upon the Company's performance.  The annual compensation for each agreement, including both the fixed and variable portions, will range from a minimum of $111,000 to a maximum of $731,000.

(e)	Other Claims

The Company is involved in certain other legal actions and claims.  It is the opinion of management that these legal matters will be resolved without material effect on the Company's consolidated financial statements.

8.	Risks and Uncertainties

The results of operations, business prospects and financial conditions of Taiga are subject to a number of risks and uncertainties, including those described in the Company's Annual Information Form dated June 27, 2008 available on SEDAR at www.sedar.com, and are affected by a number of factors outside of Taiga's control. Any of these risks and uncertainties can have a material adverse effect on the Company's operations, financial conditions and cash flow and, accordingly, should be carefully considered in evaluating Taiga's business.

Dependence on Market Economic Conditions

Demand for Taiga's products depends significantly upon the residential construction market, industrial manufacturing market and home improvement market. The level of activity in the residential construction market, industrial manufacturing market and home improvement market depends on many factors, including the general demand for housing, interest rates, availability of financing, housing affordability, levels of unemployment, shifting demographic trends, gross domestic product growth, consumer confidence, changes in the rate of housing starts, and other general economic conditions. The level of activity in the industrial commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlooks, availability of financing and general economic conditions. Consequently, the level of activity in the home improvement, residential and commercial construction markets and the industrial manufacturing market is determined by factors that are not within Taiga's control. Also, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could have a material adverse effect on Taiga's financial condition and results of operations.

Liquidity Risks

Taiga's ability to make scheduled payments or refinance its obligations depends on its successful financial and operating performance, cash flows and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond Taiga's control. Taiga's revolving credit facilities expire on September 1, 2010. Taiga will continue to review its financial needs and obtaining additional capital or restructuring its debt could be accomplished, in part, through new or additional borrowings or placement of debt or equity securities. However, there can be no assurance that Taiga could obtain additional capital or restructure its debt on terms acceptable to the Company or at all. See Item 6 "Liquidity and Capital Resources".

The Company's ability to remain in compliance with certain of its debt covenants under the GE Credit Facilities depends on the borrowing base connected to a marginable percentage of accounts receivable and inventories, which is subject to the Company's future financial and operating performance. In addition, the Company's ability to repay or refinance its indebtedness will also depend on its future financial and operating performance. The Company's performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond Taiga's control. The Company's ability to meet its future debt service and other obligations may depend in significant part on the extent to which the Company can implement successfully its business and growth strategy. The Company cannot provide any assurance that it will be able to implement its strategy fully or that the anticipated results of its strategy will be realized.  In addition, the GE Credit Facilities also provide that an event of default will occur if any person, other than Berjaya or Dr. Tong, directly or indirectly, acquires ownership or control over 20% or more of the Company's outstanding common shares on a fully diluted basis, resulting in the lenders being entitled to immediate repayment or termination of the facilities, among other remedies.

Over the past year, disruption in the United States, Canada and other credit markets has adversely affected the availability of credit and the financial markets in general.  These conditions may impair Taiga's ability to access credit markets and finance its operations and Taiga cannot predict the full extent to which this disruption will affect the Company or the markets in which it operates.  There can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. The current tightening of credit in financial markets adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for Taiga's products.  If the disruption continues, or results in a permanent, fundamental change in the credit markets and decreases in the general level of economic activity, Taiga's business may be adversely affected and Taiga may experience tightening of liquidity, reduced earnings and cash flow, as well as challenges in raising additional capital on attractive terms.

Sales and Margin Risk and Fluctuations in Commodity Prices

Taiga's profitability depends on its ability to maintain and grow sales to its customers and to sustain its profit margins. If Taiga's operating costs increase or if the prices for which Taiga is able to sell its products fall, its sales or margins, or both, will be adversely affected.

Taiga's sales volumes are affected by general economic conditions impacting the housing industry, such as prevailing interest rates, competition and relationships with customers and suppliers. Adverse changes in any one of these factors can significantly reduce Taiga's sales volumes.

Commodity prices fluctuate with market supply and demand and other factors, and these fluctuations can be volatile. Taiga's profitability depends on its ability to sell products at prices that are higher than their cost to the Company. Cost controls are therefore critical to Taiga's profitability. Any failure in Taiga's strategy for not reducing its cost either by not managing internal costs or by not implementing effective purchasing initiatives will negatively affect its financial results.  Taiga has implemented, and continues to focus on, cost controls but the success of its strategies cannot be assured.

Taiga's profitability is directly influenced by the cost of certain commodity products, such as plywood, oriented strand board, panel boards and dimension lumber. The prices of such commodity products are subject to significant volatility and are beyond the control of Taiga. There can be no assurance that Taiga's producers or manufacturers will continue to have these commodity products available to them at reasonable prices or that significant increases in the costs of such commodities will not materially adversely affect the operations of Taiga. Gross margins are dependent on the prices at which Taiga sells its products. Sudden changes in commodity prices may adversely impact Taiga's operating results.

Supply of Commodities

Dimension lumber and panel products are important components of Taiga's product mix. Due to political and environmental restrictions on logging in North America, the availability of adequate lumber supply in the future could adversely affect Taiga's growth. Taiga's policy of buying from as many established producers as possible, and its practice of establishing a number of supply arrangements are designed to ensure continued supply, but there can be no assurance that such measures will reduce the risk of limited supply in the future.

Supply-Side Risks

Taiga distributes building products produced or supplied by a number of major suppliers. Taiga currently does not have long term contracts with any of its major suppliers and many of its arrangements with its suppliers are not contained in written agreements. Although Taiga believes that it has access to similar products from competing suppliers, any disruption in Taiga's sources of supply, or any material fluctuation in the quality, quantity or cost of such supply, could have a material adverse effect upon Taiga's results of operations and financial condition.

In addition, many of Taiga's suppliers and other service providers have unionized work forces. If one or more of Taiga's suppliers or service providers experience a material work stoppage or slow down, it could materially adversely affect Taiga's ability to secure sufficient inventory and therefore could materially adversely affect its business, financial condition, results of operations and cash flows. Also, supply shortages occur at times as a result of unanticipated demand, production difficulties or delivery delays. In such cases, building material and commodity suppliers often allocate products among distributors. Future supply shortages may occur from time to time and may have a short term material adverse effect on Taiga's results of operations and financial conditions.

Commodity Price Risk

The wholesale building products distribution industry is characterized by large sales volumes and low gross margins. It is highly sensitive to price, quality, timeliness of delivery and continuity of supply. In addition, the demand for some of Taiga's products is cyclical and prices can change rapidly.

Taiga's buying practices are designed to minimize the risk of rapidly changing prices, although there can be no assurance that such practices will actually reduce risk. Taiga does not generally hedge its inventory risk through the purchase of lumber futures contracts. Substantially all purchases are made based on current orders and anticipated sales, and most sales are made from inventory or against product on order. Inventory levels are monitored in an attempt to achieve balance between maximum inventory turnover and optimal customer service. Although Taiga strives to reduce the risk associated with price changes by maximizing inventory turnover, Taiga maintains significant quantities of inventory, which is affected by fluctuating prices. Taiga selectively enters into lumber futures contracts to hedge its inventory. Nonetheless, these positions are immaterial relative to the Company's consolidated inventory position.

Taiga currently has certain Chicago Mercantile Exchange Random Length lumber futures contracts outstanding as at December 31, 2008.  Each contract calls for mill delivery of 110,000 board feet (plus or minus 5000 board feet) of random length 8-foot to 20-foot nominal 2-inch x 4-inch pieces. The contracts can be settled in cash or by delivery of a commodity. Details of the contracts outstanding at December 31, 2008 are as follows:

Type	No. of Contracts	Delivery Date	Average Exercise Price (USD)	Spot Price (USD)	Market Value (CAD)
CME Random Length Lumber Futures	(30)	March 2009	202	188	57,598

Currency Risk

The performance of the Canadian dollar compared to the US dollar presents a certain valuation risk for inventories purchased specifically for United States markets. Taiga does not generally hedge these inventories with United States exchange forwards, relying instead on rapid inventory turnover.  Taiga continually monitors exchange trends and currently does not have a material economic foreign currency exposure.

Credit Risk

Taiga extends to its customers credit, which is generally unsecured. Taiga has credit management procedures in place to mitigate the risk of losses due to the insolvency or bankruptcy of customers. The Company regularly reviews customer credit limits, monitors the financial status of customers, and assesses the collectibility of accounts receivable. However, risk exists that some customers may not be able to meet their obligations and the loss of a large receivable would have a significant negative impact on Taiga's profitability. This risk will continue to increase over the coming year as the credit crisis restricts our customers in financing their businesses and the deterioration in the Canadian and United States housing markets erodes our customers' revenue base.

The Company is also exposed to credit risk from the potential default by any of its counterparties on the interest swap and lumber futures contracts. The Company mitigates this credit risk by dealing with counterparties who are established major financial institutions. Taiga evaluates potential counterparties in advance of entering into such agreements and deals only with parties it anticipates will satisfy their obligations under the contracts.

Interest Risk

Taiga utilizes significant leverage to finance day-to-day operations. The interest cost of Taiga's revolving credit facility is predominately prime-based. Increased interest rates will increase Taiga's operating costs and may reduce net profit after income tax. Taiga monitors current interest rates and selectively utilizes interest rate swap agreements to mitigate the risk. As at December 31, 2008, Taiga had the following interest rate swap arrangements:

Counterparty	Maturity Date	Notional Amount	Fixed Interest Rate	Market Value as at		Change in Market Value
				Dec. 31, 2008	Sep. 30, 2008
JP Morgan Chase Bank, N.A.	August 31, 2010	$10,000,000	4.87%	$ (636,705)	$ (311,628)	$(325,077)
HSBC Bank Canada	August 25, 2009	$10,000,000	4.50%	$ (236,566)	$ (133,873)	$(102,693)
				$ (873,271)	$ (445,501)	$(427,770)

9.	Related Party Transactions

There were no related party transactions for the current quarter and the same quarter last year. Taiga intends to enter into transactions, from time to time, with related parties to purchase and sell building materials inventory and for such affiliates to act as agents for Taiga entitling them to receive commissions. These transactions will be in the normal course of business and will be on the same terms as those accorded to non-related parties.

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make assumptions and estimates that affect the amounts reported in the financial statements and notes thereto. Financial results as determined by actual events could be different from those estimates. Significant areas requiring such estimates are accounting valuations, inventory, the composition of future income taxes, and volume rebates. Although management believes the estimates used while preparing its financial statements are reasonable, actual results may be different from these estimates.

The significant accounting policies of Taiga are described in Note 1 of its Audited Consolidated Annual Financial Statements for the year ended March 31 2008, contained in the Company's 2008 annual report.

11.	Changes in Accounting Policies

On April 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 1400, General Standards of Financial Statement Presentation (Section 1400), Handbook section 1535, Capital Disclosures (Section 1535), Handbook section 3031, Inventories (Section 3031), Handbook section 3862, Financial Instruments - Disclosures (Section 3862) and Handbook section 3863, Financial Instruments – Presentation (Section 3863).

(a)	Assessing Going Concern

Section 1400 was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern.  As at December 31, 2008, Taiga was utilizing $100.1 million of the $160 million GE Credit Facilities.  Taiga's primary source of financing will come from cash provided by operations and the GE Credit Facilities.  The Company has forecast financial results and cash flows for the remainder of the current fiscal year and the following fiscal year using the Company's best estimates of market and operating conditions. These forecasts indicate that without additional liquidity or covenant relief from its lenders, the Company may not remain in compliance with certain of its debt covenants under the GE Credit Facilities by the first quarter ended June 30, 2009.  See Item 6 "Liquidity and Capital Resources – Revolving Credit Facilities".

(b)	Capital disclosures

Section 1535 establishes standards for disclosing information about a company's capital and how it is managed in order that a user of the financial statements may evaluate the company's objectives, policies, and processes for managing capital. Beyond additional disclosure, these new standards did not have an effect on the Company's financial position or results of operations. The new disclosures are included in Note 8 to the Company's Consolidated Interim Financial Statements for the three and nine months ended December 31, 2008.

(c)	Inventories

Section 3031, replaces section 3030 Inventories and provides guidance on the determination of inventory cost, subsequent recognition as expense, and write-downs to net realizable value. The new standards had no material impact on the financial statements. The Company's inventories are valued at the lower of average cost and net realizable value. Inventories consist of allied building products, lumber products and panel products.

(d)	Financial instruments

Sections 3862 and 3863 replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The new standards revise and enhance the disclosure requirements on the nature and extent of risks arising from financial instruments and how a company manages those risks. Beyond additional disclosure, the adoption of these new pronouncements did not have an effect on the Company's financial position or results of operations. The new disclosures are included in Note 9 to the Company's Consolidated Interim Financial Statements for the three and nine months ended December 31, 2008.

12.	Off-Balance Sheet Arrangements

There are no material off-balance sheet arrangements.

For a detailed description of financial instruments and their associated risks, see Note 9 to the Company's Consolidated Interim Financial Statements for three and nine months ended December 31, 2008.

13.	Internal Controls, Disclosure and Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the first quarter of fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. The board of directors of the Company approved this MD&A and the unaudited Consolidated Interim Financial Statements for three and nine months ended December 31, 2008 prior to their release.

14.	Outlook

Taiga's financial performance is primarily dependent on the residential construction, renovation and repairs markets. These markets are affected by the strength or weakness in the general economy and as such are influenced by interest rates and other general market indicators. The housing and credit crisis in the United States and any resulting economic slow-down in Canada may have an adverse impact on the Company's performance in the future. Taiga's ability to borrow under the GE Credit Facilities is constrained by the borrowing base connected to the amount of receivables and inventories. The Company may not remain in compliance with certain of its debt covenants if the current economic environment deteriorates further, and it may be forced to renegotiate the terms of its debt. The Company will be commencing a Rights Offering to raise additional capital. See Item 6 "Liquidity and Capital Resources".

In Canada, the Canada Mortgage and Housing Corporation (CMHC) has reported that housing starts for the calendar year 2008 will come in at 212,188 units, a decline of approximately 7.1% from 228,343 units in year 2007. Indicators suggest that the housing market will continue to weaken in 2009, with CMHC predicting housing starts will decline to 177,975 units, a reduction of 16.1%. CMHC forecasts that in 2010 Canadian housing starts will moderate slightly to 177,550 units, but rebound to 184,125 units in 2011.

In the United States, the National Association of Home Builders (NAHB) reported on January 13, 2009, that total housing starts are projected to decline by 28.6% to 0.649 million units in 2009 from 0.908 million units in 2008. NAHB predicts that housing starts will increase to 0.869 million units in 2010.

The Canadian Federal Budget, tabled January 27, 2009, introduced several incentives to promote home building and renovation activities. On purchases, the maximum deduction from RRSPs under the Home Buyer's Plan has been increased and a new first time home buyer's tax credit has been introduced. In addition, a personal tax credit is now being offered on home renovation spending.